SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              S C H E D U L E 13D

                   Under the Securities Exchange Act of 1934

    NOTE BANKERS OF AMERICA, INC. (formerly, GENERAL GENETICS CORPORATION)
                               (Name of Issuer)


                        COMMON STOCK, $0.001 PAR VALUE
                        (Title of Class of Securities)


                                  66975l 10 5
                                 (CUSIP Number)


                                   Copy to:

                            M. Stephen Roberts, Esq.
                        770 S. Post Oak Lane, Suite 515
                               Houston, TX 77056
                            Telephone (713) 961-2696
                           Facsimile (713) 961-1148
                (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                              September 15, 1996
             (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following space __.

Check the following space if a fee is being paid with the statement _____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

See  Rule  13d-l(a)  for  other  parties  to  whom  copies  are  to  be  sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                 SCHEDULE 13D

CUSIP  No.66975l  10  5


(1)Name  Of  Reporting  Person

     Allen  E.  Myers

(2)Check  the  Appropriate  Box  if  a  Member  of  a  Group*

     (a)  /  /
     (b)  /  /

(3)SEC  Use  Only


(4)Source  of  Funds.

     PF

(5)Check  Box  if  Disclosure  of  Legal  Proceedings  is  Required  /  /

(6)Citizenship  or  Place  of  Organization

     US

Number  of  Shares      (7)  Sole Voting Power               9,392,000
Beneficially  Owned     (8)  Shared  Voting  Power             125,000
By  Each  Reporting     (9)  Sole  Dispositive  Power        9,392,000
Person  With           (10)  Shared  Dispositive  Power              0


(11)Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person.

     9,392,000

(12)Check  if  the  Aggregate  Amount  in  row  (11)  Excludes Certain Shares.

      /  /

(13)Percent  of  Class  Represented  by  Amount  in  Row  (11).

     41.9%

(14)Type  of  Reporting  Person.

     IN



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                                 SCHEDULE 13D

Item  1.Security  and  Issuer.

          This statement relates to the shares of common stock, $.001 par value ("Shares") of Note Bankers of America, Inc. (the "Company"). The address of the Company is 770 S. Post Oak Lane, Suite 690, Houston, TX 77056. This Schedule 13D is being filed because of certain acquisition of Common Stock set forth in Item 3 below.

Item  2.Identity  and  Background.

          (a)Allen  E.  Myers
          (b)770  S.  Post  Oak  Lane,  Suite  690
             Houston,  TX  77056
          (c)Chairman and CEO, Note Bankers of America, Inc.; President, Private Mortgage Bankers, Inc. and Private National Mortgage Association, Inc., and other information required by this Item (c) are furnished in Item 1.
          (d)During the last five years, the reporting person identified in this Item 2 has not: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of any such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f)US  citizen

Item  3.Source  and  Amount  of  Funds  or  Other  Consideration.

          Pursuant to an Agreement for Exchange of Stock and Plan of Reorganization dated July 31, 1996 between Issuer and Private Mortgage Bankers, Inc. ("PMB") and its wholly owned subsidiaries, Issuer agreed to acquire all of the issued and outstanding stock of PMB, consisting of 40,000 shares of common stock, in exchange for 20,313,000 shares of Issuer (adjusted for a one for twenty reverse split). The Reporting Person was the beneficial owner of 20,000 shares of PMB and, after deducting the distribution of 1,529,000 shares of Issuer that were conveyed to certain consultants retained by the PMB shareholders to assist in the Exchange, was entitled to receive 9,392,000 shares of Issuer in exchange for his common shares of PMB. No part of the purchase price for these shares is or was represented by borrowed funds.

Item  4.Purpose  of  Transaction.

          Myers acquired the Shares in a private transaction solely for the purpose of investment. Depending on various factors which he deems relevant, the Reporting Person may change any of his intentions, acquire additional securities of the Issuer, or sell or otherwise dispose of all or any part of the securities beneficially owned by him, or take any other action with respect to the Issuer or nay of its equity securities in any manner permitted by law.

          Except as Except as provided in the Exchange Agreement and as approved by the shareholders on August 30, 1996 as set forth below, Myers, in his capacity as a beneficial owner of the Shares is not considering any plans or proposals which relate to or would result in any of the following: (a) the acquisition by any person of additional securities of Issuer, or the disposition of securities of Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving Issuer or any of its subsidiaries; (c) a sale or transfer of any material amount of assets of Issuer or any of its subsidiaries; (d) any change in Issuer's Board of Directors or management; (e) any material change in the present capitalization or dividend policy of Issuer; (f) any material change in Issuer's business, corporate structure, charter or bylaws; (g) any change which would impede the acquisition of control of Issuer by any person; (h) causing any class of securities of Issuer to be delisted; (i) Issuer common stock to be eligible to be deregistered under the Securities Exchange Act of 1934; or (j) any actions similar to those enumerated above.

          On September 15, 1996, Note Bankers of America, Inc. f/k/a General Genetics Corporation (the "Registrant") consummated an exchange (the
"Exchange") of securities with Private Mortgage Bankers, Inc. ("PMB") pursuant to which control of the Registrant shifted to Allen E. Meyers and E. Donald DeYoung, the principal shareholders (the "Principal Shareholders") of PMB.

          Pursuant to the terms of the Exchange, all prior directors resigned or did not stand for reelection and Messrs. Allen E. Meyers, E. Donald DeYoung and Louis J. Blender man were elected to the board of directors of the Registrant, each of whom were nominees designated by PMB.

          The Exchange required GGC to submit the Exchange to its shareholders for approval, including ratifying an increase of its authorized common stock from 5,000,000 authorized to 500,000,000 authorized; the issuing of 20,313,000 (406,260,000 pre-reverse split) shares of GGC in exchange for 100% of the issued and outstanding share interests of PMB; approving and effecting a 1 for 20 reverse split of its common stock outstanding; and changing the name of GGC to Note Bankers of America, Inc.

          At a special meeting of GGC shareholders held on August 30, 1996, the shareholders approved the Exchange; approved and ratified the increase of authorized common shares to 500,000,000 shares; approved creation of 150,000,000 "blank check" preferred shares; approved the 1 for 20 reverse split of its outstanding common stock; and authorized the merger of GGC into Note Bankers of America, Inc., a wholly owned Texas subsidiary, for the purpose of changing the company's name and changing its state of domicile to Texas. The merger of GGC into its wholly owned subsidiary, Note Bankers of America, Inc., was effected September 24, 1996 with the simultaneous filing of certificates of merger in Texas and Delaware.

Item  5.Interest  in  Securities  of  the  Issuer.

          (a)Myers directly owns 9,392,000 Shares representing in the aggregate approximately 41.9% of the total outstanding Shares of Issuer.

          (b)
               (i)Sole  power  to  vote  or  direct  the  vote:
                    9,392,000

               (ii)Shared  power  to  vote  or  direct  the  vote:
                    125,000

               (iii)sole  power  to  dispose  or  direct  the  disposition of:
                    9,392,000

               (iv)shared  power  to  dispose  or  direct  the disposition of:
                    None.

          (c)None.

          (d)Not  Applicable.

          (e)Not  Applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          The voting rights with respect to the 125,000 Shares identified Item 5(b)(ii) are governed by a Voting Agreement between the undersigned and E. Donald DeYoung dated August 15, 1996. Under that agreement Mr. DeYoung agrees that, with respect to the 125,000 shares owned by DeYoung and received by him in conversion of one certain promissory note in the original principal sum of $25,000, for as long as he owns said shares or until said shares are sold to a third party non-affiliate of DeYoung, the holder of such shares will abstain from voting said shares with respect to any matters as may come before the shareholders of the Company, provided however, said shares may be voted pursuant to the written consent of Myers and as may be determined in each case by the joint agreement of Myers and DeYoung. Copies of the Voting Agreement is filed herewith as Exhibit 5 hereto.

Item  7.Material  to  be  filed  as  Exhibits.

          The  following  exhibits  are  filed  as  part  of this Schedule 13:

          1. Agreement for Exchange of Stock and Plan of Reorganization ("Exchange") dated July 31, 1996, filed as Exhibit 2.1 to Note Bankers of America, Inc.'s Form 8-K/A, Amendment No. 1, dated November 4, 1996, as filed with the SEC, is hereby incorporated herein by reference.

          2. Plan of Consolidation Merging General Genetics Corporation (Parent) Into Note Bankers of America, Inc., filed as Exhibit 2.2 to Note Bankers of America, Inc.'s Form 8-K/A, Amendment No. 1, dated November 4, 1996, as filed with the SEC, is hereby incorporated herein by reference.

          3. Articles of Incorporation of Note Bankers of America, Inc., filed as Exhibit 3(i) to Note Bankers of America, Inc.'s Form 8-K/A, Amendment No. 1, dated November 4, 1996, as filed with the SEC, is hereby incorporated herein by reference.

          4. Bylaws of Note Bankers of America, Inc., filed as Exhibit 3(ii) to Note Bankers of America, Inc.'s Form 8-K/A, Amendment No. 1, dated November 4, 1996, as filed with the SEC, is hereby incorporated herein by reference.

          5.          Voting  Agreement  dated  August  15,  1996.

                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



          1/16/97                            /S/ Allen  E.  Myers
Date:_________________                    __________________________________
                                                 ALLEN  E.  MYERS







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